August 14, 2019

Reinier Voigt
Chief Executive Officer
Cool Holdings, Inc.
2001 NW 84th Avenue
Miami, FL 33122

       Re: Cool Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A filed August 1, 2019 File No. 001-32217

Dear Mr. Voigt:

       We have limited our review of your filing to the issue addressed in our comment.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 1, 2019

Overview of Proposals 3-6, page 16

1. We note the relationship of proposals to the Simply Mac, Inc. transaction. Please revise to include the disclosures required by Item 14 of Schedule 14A regarding the Simply Mac transaction and the parties to the transaction. See Note A to Schedule
14A.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Reinier Voigt
Cool Holdings, Inc.
August 14, 2019
Page 2

      Please contact Geoff Kruczek, Special Counsel, at (202) 551-3641 or Russell Mancuso,
Branch Chief, at (202) 551-3617 with any questions.



                                                         Sincerely,
FirstName LastNameReinier Voigt
                                                         Division of
Corporation Finance
Comapany NameCool Holdings, Inc.
                                                         Office of Electronics
and Machinery
August 14, 2019 Page 2
cc:       James Guttman
FirstName LastName